DEUTSCHE BANK AKTIENGESELLSCHAFT
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5546

Attention:	Paul Cline, Senior Accountant Division of Corporation Finance
December 20, 2006

Re:	Deutsche Bank Aktiengesellschaft Form 20-F for the Fiscal Year Ended December 31, 2005 Filed March 23, 2006 File No. 001-15242
Dear Mr. Cline
     We have received your letter, dated November 29, 2006, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2005 (our “2005 20-F”) and our letters filed September 8, 2006 and November 1, 2006. In response thereto, please note the following.
a)	Please tell us and revise future filings to disclose if the subsidiaries that classify loans as trading assets which are marked to market through the profit and loss statement are legal entities that are subject to regulation as a broker-dealer.

The significant majority of the trading loan business is booked into Deutsche Bank AG and its branches. Under its Articles of Association (Satzung), Deutsche Bank AG and its branches are authorized to engage in broker-dealer type activity. All the activities of Deutsche Bank AG and its branches, including these broker-dealer type activities, are subject to comprehensive regulation and supervision by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin) and the Deutsche Bundesbank (the German Central Bank) and outside Germany additionally by local authorities, as appropriate.

We consider that the nature of the Bank’s loan trading business activity is consistent with the description of the activities of a dealer, which are set out in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Therefore, we draw on the provisions of this Guide that require loans that are part of trading inventory to be marked to market through the profit and loss account, to support our accounting policy for the Bank’s loan trading businesses across the Group.

None of the loans classified as trading assets, which are marked to market through the profit and loss statement, are booked into the entities that are regulated as broker-dealers under US Regulation.

We will revise future filings to disclose that the trading loan business is booked into Deutsche Bank AG and its branches.

b)	Please tell us the cost and fair value of loans carried as trading assets and liabilities as of December 31, 2005 and 2004, respectively. Also tell us the amount of the associated fair value adjustments recorded in those periods.

	December 31, 2005	December 31, 2004
	€s million	€s million

Fair value of trading loans	12,479	6,794
Cost of trading loans	12,423	6,737
The net fair value adjustments, represented by the difference between the fair value and cost of the trading loans, were € 56 million at December 31, 2005 (€ 57 million at December 31, 2004).
Conclusion
     Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments, please feel free to contact the undersigned, Hans-Dirk Krekeler (ph: +49-69-910-33903; fax: +49-69-910-39129; e-mail: hans-dirk.krekeler@db.com) or Anthony DiIorio (ph: +49-69-910-46565; fax: +49-69-910-38075; e-mail: anthony.diiorio@db.com).
Deutsche Bank Aktiengesellschaft

/s/ Krekeler	/s/ Anthony DiIorio
Hans-Dirk Krekeler	Anthony DiIorio
General Counsel to the	Chief Financial Officer and
Management Board	Member of the Management Board

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